Exhibit 21
ADT Inc. (a Delaware corporation)
Significant Subsidiaries
The table below is a list of direct and indirect subsidiaries of ADT Inc. as of December 31, 2022, and the state in which the subsidiaries are organized. Pursuant to Item 601(b)(21)(ii) of Regulation S-K, certain subsidiaries have been omitted from this list because, if considered in the aggregate as a single subsidiary, such subsidiaries would not constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X.

Country	Entity	State
United States	ADT Commercial LLC	CO
United States	ADT Finance LLC	DE
United States	ADT LLC	DE
United States	ADT Solar LLC(1)	LA
United States	Compass Solar Group, LLC	DE
United States	Fire & Security Holdings, LLC	DE
United States	Prime Security Services Borrower, LLC	DE
United States	Prime Security Services Holdings, LLC	DE
United States	The ADT Security Corporation	DE
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(1) ADT Solar LLC was previously named Marc Jones Construction, L.L.C.